UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village,

Xushuang Road, Songzhuang Town

Tongzhou District. Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sale of Securities

On December 12, 2025, the Board of Directors approved the sale of up to 2,000,000 ordinary shares, at a price per share of US$1.40, for projected gross proceeds of US$2,800,000. On February 1, 2026, the company entered into three Securities Purchase Agreements with two individual investors and one investment company, to sell the 2,000,000 ordinary shares for a total gross subscription amount of US$2,800,000, which will be paid in two installments. The first installment is to be paid in February 2026, and the second installment is to be paid in August 2026. The proceeds will be used for general working capital and expansion of the company research and development activities.

The sale of the ordinary shares were made as a private placement pursuant to an exemption from registration under the Securities Act of 1933, and the ordinary shares are restricted securities.

The forms of the three Securities Purchase Agreements are attached hereto as Exhibits 4.1, 4.2 and 4.3. The above disclosure is qualified by reference to the three agreement forms attached hereto.

Exhibits

4.1	Form of Securities Purchase Agreement Modification dated February 1st, 2026.

4.2	Form of Securities Purchase Agreement Modification dated February 1st, 2026.

4.3	Form of Securities Purchase Agreement Modification dated February 1st, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Weibin Yan
	Name:	Mr. Weibin Yan
	Title:	Chief Executive Officer

Dated: February 2, 2026